Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

January 16, 2009

Dear Sir or Madam,

Semiconductor Manufacturing International Corporation

We are pleased to advise you that printed copies of the following documents in both English and Chinese (collectively the “EGM Documents”) have been despatched to shareholders of the Company who had previously chosen to receive printed copies of corporate communications of the Company including but not limited to annual reports (including directors’ report, annual accounts, accountants’ reports and, where applicable, summary financial reports), interim reports, notices of meetings (including annual general meetings and extraordinary general meetings), shareholders’ circulars, proxy forms for the purpose of meetings of the Company and listing documents (collectively the “Corporate Communications” and each a “Corporate Communication”):

1.	notice of an extraordinary general meeting of the Company (the “EGM”) together with the corresponding shareholders’ circular in relation to the non-exempt continuing connected transactions with Datang Telecom Technology & Industry Holdings Co., Ltd. And refreshment of general mandate to allot and issue shares of the Company; and

2. a proxy form for the purpose of the EGM.

Please note that the EGM Documents are available by selecting the tab titled “Investor Relations” followed by selecting the tab titled “Regulatory Filings” on the left-hand side of the Company’s website at www.smics.com (the “Company’s Website”) and can be downloaded by following the instructions therein.

If you would like to receive printed copies of the EGM Documents in lieu of relying on the copies posted on the Company’s website that is, the Website Version Option previously chosen by you, please write to the Company’s share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”), at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 25 February, 2009 and the Company will send you printed copies of the EGM documents free of charge as soon as practicable.

In the event of any inconsistency between the English and the Chinese versions of the EGM Documents, the English version shall prevail. Further, while translation facilities may be made available at the EGM, the official proceedings of the EGM and the official terms of the resolutions, shall be in English only.

Please note that both the English and the Chinese versions of the EGM Documents will be available free of charge from 16 January, 2009, being the date of despatch and for a period of 5 years or such other period as may be required under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, on the Company’s Website.

If you have any queries relating to this letter, please call Computershare’s hotline at on 852 2862 8555.

Yours faithfully,
Richard R.Chang
Chief Executive Officer
For and on behalf of
Semiconductor Manufacturing International Corporation